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FOR IMMEDIATE RELEASE

ATTENTION: FINANCIAL AND BUSINESS EDITORS

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BSB Contact: Thomas L. Thorn   NBT Contact: Daryl R. Forsythe
             607-779-2584                   607-337-6416

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                BSB, NBT PARTNER WITH ADSFS TO MANAGE INTEGRATION

    NORWICH, NY and BINGHAMTON, NY (June 30, 2000) - NBT Bancorp Inc. (NBT) and BSB Bancorp, Inc. (BSB) announce that ADS Financial Services Solutions (ADSFS) is assisting the companies with integration activities associated with their current merger initiatives.

    BSB and NBT announced a definitive agreement to merge on April 20, 2000. This merger, currently pending regulatory and stockholder approval, will create a financial services holding company with three direct operating subsidiaries including two community banks and a financial services company.

    o BSB Bank & Trust and NBT Bank, the companies' principal banking subsidiaries, will be combined to create one of the largest independent community banks in Upstate New York.

    o LA Bank, whose corporate offices are in Scranton, PA, joined NBT as a result of the merger with Lake Ariel Bancorp, Inc. in February 2000. A merger with a second Pennsylvania bank holding company, Pioneer American Holding Company Corp., is scheduled to close on July 1, 2000. Subsequent to the Pioneer American merger, LA Bank and Pioneer American Bank will be combined to form one of the largest independent community banks in Northeastern Pennsylvania.

    o NBT created a financial services company in September 1999 to expand the company's menu of financial services beyond traditional bank product offerings. This subsidiary will oversee and coordinate the combined companies' trust and investment operations.

    Daryl R. Forsythe, president and chief executive officer of NBT, will become the chairman, president and chief executive officer of the combined company. Forsythe commented, "Our

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affiliation with ADSFS is an important step in the successful integration of our companies. Our current merger initiatives will create a financial services holding company positioned for significant growth in the future. By partnering with ADSFS, we will benefit from their considerable experience in bringing financial institutions together."

    Tom Thorn, acting president and chief executive officer of BSB, concurred, stating, "ADSFS is a highly regarded firm in the financial services industry. Their expertise will provide our team with a key resource for assisting us in managing our integration efforts."

    Founded in 1980 and based in Quincy, Massachusetts, ADSFS is an international information technology consulting firm focused exclusively on partnering with financial services institutions to manage change. ADSFS has assisted many financial institutions in their integration efforts, including other major bank holding companies.

Forward-Looking Information

     This news release contains statements regarding the projected performance of NBT Bancorp, Pioneer American Bank, LA Bank and BSB Bancorp on a combined basis. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the projections discussed in this release since such projections involve significant risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which NBT Bancorp, Pioneer American Bank, LA Bank and BSB Bancorp conduct their operations being less favorable than expected; the cost and effort required to integrate aspects of the operations of the companies being more difficult than expected; expected cost savings from the merger not being fully realized or realized within the expected time frame; legislation or regulatory changes which adversely affect the ability of the combined company to conduct its current or future operations. NBT disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

     This press release may be deemed to be solicitation material in respect of the proposed merger of BSB Bancorp, Inc. ("BSB") with NBT Bancorp Inc. ("NBT") pursuant to an Agreement and Plan of Merger, dated as of April 19, 2000, and amended as of May 17, 2000, by

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and between NBT and BSB (the "Agreement"). Filing of this press release is being
made  in  connection   with   Regulation   of  Takeovers  and  Security   Holder
Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").

    NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl R. Forsythe, Michael J. Chewens, Martin A. Dietrich, Joe C. Minor, John D. Roberts, Everett A. Gilmour, J. Peter Chaplin, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., Dan B. Marshman, John G. Martines, John C. Mitchell, William L. Owens and Paul O. Stillman. As of March 31, 2000, these directors and executive officers beneficially owned in the aggregate 1,417,878 shares, or approximately 7.83%, of NBT's outstanding common stock. Additional information about the directors and executive officers of NBT is included in NBT's proxy statement for its 2000 Annual Meeting of shareholders dated April 3, 2000.

    BSB and certain other persons named below may be deemed to be participants in the solicitation of proxies of BSB's shareholders to approve the proposed merger transaction between BSB and NBT. The participants in this solicitation may include the directors of BSB: Ferris G. Akel, Robert W. Allen, Diana J.
Bendz, William C. Craine, John P. Driscoll, Ann G. Higbee, Thomas F. Kelly, David A. Niermeyer, Mark T. O'Neil, Jr., William H. Rincker and Thomas L. Thorn; as well as the executive officers of BSB: Glenn R. Small, Executive Vice President; Arthur C. Smith, Executive Vice President; Rexford C. Decker, Senior Vice President and Chief Financial Officer; Larry G. Denniston, Senior Vice President and Corporate Secretary; Douglas R. Johnson, Senior Vice President; and Matthew W. Schaefer, Senior Vice President and Chief Information Officer. As of March 31, 2000, the directors and executive officers of BSB beneficially owned in the aggregate approximately 1,039,463 shares of BSB's outstanding common stock, representing approximately 9.90% of BSB's outstanding common stock. Additional information about the directors and executive officers of BSB is included in BSB's proxy statement for its 2000 Annual Meeting of shareholders filed with the SEC on April 3, 2000.

    In connection with the proposed merger, NBT will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus, which will describe the proposed merger of NBT and BSB and the proposed terms and

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conditions of the merger. Stockholders of NBT and BSB are encouraged to read the registration statement and joint proxy statement/prospectus because these documents will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) or by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815, Attention: John D. Roberts,
telephone  (607)  337-6541;  or  BSB  Bancorp,   Inc.,  58-68  Exchange  Street,
Binghamton, New York 13901, Attention: Larry G. Denniston, telephone (607) 779-2406.

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